MOELIS & COMPANY LLC
(SEC I.D. No. 8-67705)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza,
34th Floor
New York, NY, 10112-0015
USA

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Moelis & Company LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Moelis & Company LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2018

We have served as the Company's auditor since 2008.

Member of
Deloitte Touche Tohmatsu Limited

Moelis & Company LLC
Statement of Financial Condition
As of December 31, 2017
(dollars in thousands)

Assets

Cash and cash equivalents	$	77,477
Accounts receivable (net of allowance for doubtful accounts of $613)		29,441
Accrued revenue		2,917
Due from affiliates		6,652
Investments at fair value (cost basis $63,488)		63,654
Equipment and leasehold improvements		494
Other assets		152
Total assets	$	180,787

Liabilities and member's capital

Due to affiliates	$	116,603
Deferred revenue		4,936
Accounts payable and accrued expenses		1,094
Total liabilities		122,633
Member's capital		58,154
Total liabilities and member's capital	$	180,787

See notes to financial statements.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2017
(dollars in thousands)

1. **ORGANIZATION AND NATURE OF BUSINESS**

Moelis & Company LLC (the "Company") is a Delaware limited liability company providing financial advisory and capital raising services to a broad client base including corporations, institutions and governments. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and is a wholly-owned subsidiary of Moelis & Company Group LP ("Group LP"). Group LP is controlled by Moelis & Company.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2017, the Company had $39,978 invested in U.S. treasury instruments, $21,090 invested in a government securities money market fund and $13,958 invested in government debt securities. Additionally, the Company had cash of $2,450 maintained in bank accounts, some balances exceeding the FDIC coverage limit of $250.

Fair Value of Financial Assets and Liabilities – The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash and cash equivalents, receivables, investments and certain other assets and liabilities. The carrying value of certain instruments has been determined to approximate fair value since they are short-term in nature.

Investments – Investments are reflected on the Statement of Financial Condition at fair value. The fair values assigned to the Company's investments are based upon available market information and may not represent the amount which is ultimately realized.

Accounts Receivable, Accrued Revenue and Allowance for Doubtful Accounts – The accounts receivable balance shown in the Statement of Financial Condition is presented net of allowance for doubtful accounts based on the Company's assessment of the collectability of customer accounts. Accrued revenue is recorded for revenue earned, but not billed.

The Company maintains an allowance for doubtful accounts that, in management's opinion, provides for an adequate reserve to cover any losses that may be incurred upon collection. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company.

Equipment and Leasehold Improvements – Equipment consists primarily of office equipment, computer equipment, and furniture and fixtures and is stated at cost less accumulated depreciation, which is determined using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are stated at cost less accumulated amortization, which is determined using the straight-line method over the lesser of the term of the lease or the estimated useful lives of the assets.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2017
(dollars in thousands)

Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation or amortization are removed from the Statement of Financial Condition and any gain or loss is reflected in the Statement of Income.

Revenue and Expense Recognition – The Company recognizes revenues from providing advisory services for corporate finance transactions when earned. Upfront fees are recognized over the estimated period that the related services are performed. Transaction-related fees are recognized when all services for a transaction have been provided, specified conditions have been met and the transaction closes. Placement Fees from our private funds advisory business are recognized when all services for each fund commitment have been provided and the fund commitment is completed. Deferred revenue is recorded for fees received that have not yet been earned. Underwriting revenue is recognized when the offering of an underwriting transaction is deemed complete.

Interest and Dividend Income – Interest and dividend revenue consists of interest and dividend income earned on principal investments held by the Company and receivables from the Company's placement fees from its private funds advisory business.

Equity-based Compensation – The Company recognizes the cost of employee services received in exchange for an equity instrument award. The cost is based on its grant-date fair value amortized over the service period required by the award's vesting terms.

Income Taxes – No provision for income taxes have been made in the accompanying financial statements. The Company is a single member LLC and a disregarded entity for U.S. tax purposes. Group LP, as the Company's sole member, is responsible for reporting the Company's income or losses to the extent required by federal, state, and local income tax laws and regulations, resulting from its ownership interest in the Company. Certain state and local tax authorities levy taxes on the Company's parent based on its income.

Tax years from 2014 through 2016 are subject to examination by U.S. federal, state and local tax authorities. The Company has no open examinations as of December 31, 2017. The Company is organized as a limited liability company, which reports its income and expenses on an accrual basis. Certain state and local tax authorities levy taxes on the Company's parent based on its income.

Use of Estimates – The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary.

In preparing the financial statements, management makes estimates and assumptions regarding:

- The adequacy of the allowance for doubtful accounts;
- Measurement of equity-based compensation; and

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2017
(dollars in thousands)

- Other matters that affect the reported amounts and disclosures of contingencies in the financial statements.

3. **RECENT ACCOUNTING PRONOUNCEMENTS**

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 requires a company to recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for services provided. The amendment requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, "Deferral of the Effective Date", which provides amendments that defer the effective date of ASU 2014-09 by one year. The amendments in this update are effective either retrospectively to each prior reporting period presented, or as a cumulative effect adjustment as of the date of adoption, during interim and annual periods beginning after December 15, 2017, with early adoption permitted beginning after December 15, 2016. The Company adopted ASU 2014-09 on January 1, 2018, using the modified retrospective approach. The adoption of ASU 2014-09 will affect the timing of revenue recognition and the presentation of reimbursable expenses billed to clients in our statements of operations. Specifically, revenue and deal-related expenses for the majority of engagements will be recognized over time and reimbursed expenses will be presented gross in revenues and expenses. In addition, underwriting revenues, which are currently disclosed net of expenses, will be reported gross in our statements of operations.

In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). ASU 2016-01 enhances the reporting model for financial instruments by addressing certain aspects of the recognition, measurement, presentation and disclosure of financial instruments. Key provisions require equity investments (except those accounted for under the equity method of accounting) to be measured at fair value with changes in fair value recognized in net income. In addition, the exit price notion must be used when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company adopted ASU 2016-01 on January 1, 2018, with a cumulative-effect adjustment to retained earnings for the unrealized gains and losses within accumulated other comprehensive income related to equity investments. The adoption of ASU 2016-01 is not anticipated to have a material impact on our financial statements.

In February 2016, the FASB issued ASU No. 2016-02, "Leases" ("ASU 2016-02"). ASU 2016-02 increases the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments will retain lease classifications, distinguishing finance leases from operating leases, using criteria that is substantially similar for distinguishing capital leases from operating leases in previous guidance. Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. Upon initial evaluation, the Company has determined it will record right-to-use assets and liabilities measured at the present value of reasonably certain lease payments on our statements of financial condition. We do not anticipate any material changes to our statements of operations.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2017
(dollars in thousands)

In August 2016, the FASB issued ASU No. 2016-15, "Statement of Cash Flows—Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"). ASU 2016-15 provides more standardized guidance to improve consistency surrounding the classification of certain cash payments and receipts between the operating, investing, and financing sections of the statement of cash flows. These transactions include the settlement of certain debt instruments, distributions received from equity-method investees and other transactions. ASU 2016-15 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The Company adopted ASU 2016-15 on January 1, 2018. The primary impact of ASU 2016-15 is selecting one of two acceptable accounting treatments for distributions received from equity method investments. The Company currently follows the nature of distribution approach, therefore, we do not anticipate the adoption of ASU 2016-15 to have a material impact on our financial statements.

In October 2016, the FASB issued ASU No. 2016-16, "Income Taxes—Intra-Entity Transfers of Assets Other Than Inventory" ("ASU 2016-16"). ASU 2016-16 provides clearer guidance related to current and deferred income taxes driven by intra-entity asset transfers. Specifically, this ASU states that an entity should recognize the income tax consequences of intra-entity transfers of assets other than inventory when they occur whereas in the past, certain entities did not recognize these impacts until the asset was sold to a third party. ASU 2016-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The Company adopted ASU 2016-16 on January 1, 2018, and it is not anticipated to have a material impact on our financial statements.

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows—Restricted Cash" ("ASU 2016-18"). ASU 2016-18 requires that entities include a reconciliation of changes in restricted cash in their cash flow statement. This will standardize the diversity in practice where some entities included such balances in their statement, while others omitted them. ASU 2016-18 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The Company adopted ASU 2016-18 on January 1, 2018, and it is not anticipated to have a material impact on the Company's disclosures.

In May 2017, the FASB issued ASU No. 2017-09, "Compensation—Stock Compensation" ("ASU 2017-09"). ASU 2017-09 provides greater clarity on issues regarding accounting for changes in terms or conditions of share-based payment awards. ASU 2017-09 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The Company adopted ASU 2017-09 on January 1, 2018, and it is not anticipated to have a material impact on the Company's financial statements.

4. **INVESTMENTS**

The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring investments at fair value.

Market price observability is impacted by a number of factors, including the type of investments, the characteristics specific to the investments, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2017
(dollars in thousands)

orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical investments that the Company has the ability to access as of the reporting date. The type of investments which would generally be included in Level 1 include listed equity securities and listed derivatives. The Company, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level 2 – Pricing inputs are observable for the investments, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Fair value is determined through the use of models or other valuation methodologies. The estimated fair values of government securities money markets and U.S. treasury instruments classified in Level 2 as of December 31, 2017 are based on quoted prices for recent trading activity in identical or similar instruments.

Level 3 – Pricing inputs are unobservable for the investments and include situations where there is little, if any, market activity for the investments. The inputs into the determination of fair value require significant judgment or estimation by the Company's management. The types of investments which would generally be included in this category include debt and equity securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table summarizes the levels in the above fair value hierarchy into which the Company's investments fall as of December 31, 2017:

	Total	Level 1	Level 2	Level 3
Included in cash and cash equivalents				
Government debt securities	$ 13,958	$ -	$ 13,958	$ -
Government securities money market	21,090	-	21,090	-
U.S. treasury instruments	39,978	-	39,978	-
Investments				
Government debt securities	13,117	-	13,117	-
U.S. treasury instruments	50,537	2,545	47,992	-
Total financial assets	$ 138,680	$ 2,545	$ 136,135	$ -

At the end of the reporting period, the Company reviews its U.S. treasury instruments held to determine whether the securities are of the most recent issuance of that security with the same

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2017
(dollars in thousands)

maturity. If a U.S. treasury instrument was acquired from the most recent issuance it is classified as Level 1, otherwise it is classified as Level 2.

During the twelve months ended December 31, 2017, there were $47,992 transfers from level 1 to level 2 related to U.S. treasury instruments acquired on-the-run that prior to the reporting period became off-the-run.

5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements at December 31, 2017, consist of the following:

	Useful lives	Amount
Office equipment	3 Years	$ 560
Leasehold improvements	5 Years	243
Total		803
Less accumulated depreciation and amortization		(309)
Equipment and leasehold improvements		$ 494

6. MEMBER'S CAPITAL

The Company received non-cash capital contributions of $78,181 from Group LP for the year ended December 31, 2017 in connection with equity-based compensation. Group LP allocates the applicable vesting service expenses of Moelis & Company equity awards for employees to the Company. As the Company is not required to reimburse Group LP for this equity-based compensation expense allocation, the contribution is recognized as an increase to member's capital in the accompanying Statement of Financial Condition.

For the year ended December 31, 2017, the Company distributed capital of $267,500 to Group LP.

7. RELATED-PARTY TRANSACTIONS

As of January 1, 2015, the Company entered into a service agreement ("Agreement"), with Group LP, under which Group LP provides services to the Company relating to office and facilities, clerical and ministerial services, travel and entertainment, recruiting, office equipment and supplies, human resources, compensation, organizational and start-up services. As consideration for such services, Group LP charges the Company agreed-upon service fees, which have been determined based upon the parties' estimate of the value of the goods and services provided. Such fees are subject to periodic adjustment based on good faith negotiation between the parties, taking into consideration the relative costs and benefits of the services. The parties to the Agreement agree that the Company has no obligation to any third party for the services that Group LP provides. Group LP is solely responsible for any amounts owed relating to costs incurred by it in providing services to the Company.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2017
(dollars in thousands)

As of December 31, 2017, due from affiliates reflects $1,675 owed by Moelis & Company Asia Limited, $1,915 owed by Moelis & Company UK LLP DIFC Branch, $3,037 owed by Moelis & Company UK LLP and $25 owed by Moelis Australia Holdings in connection with shared services. Due to affiliates reflects $115,403 owed to Group LP, $65 owed to Moelis & Company India Private Limited, $924 owed to Moelis & Company Assessoria Financeira Ltda and $211 owed to Moelis & Company Europe Limited, Frankfurt am Main Branch in connection with shared services and service agreement allocations.

8. COMMITMENTS AND CONTINGENCIES

Leases – The Company maintains operating leases with expiration dates that extend through 2020.

The future minimum rental payments required under the operating leases in place at December 31, 2017 are as follows:

Fiscal Year Ended	Amount
2018	233
2019	240
2020	205
	$ 678

Contractual Arrangements – In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addition, under the terms of the Limited Liability Company Agreement, the Company has agreed to indemnify its officers, directors, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good-faith. Based on experience, the Company's management expects the risk of loss related to these indemnifications to be remote.

Legal – In the ordinary course of business, from time to time the Company and its affiliates are involved in judicial or regulatory proceedings, arbitration or mediation concerning matters arising in connection with the conduct of its businesses, including contractual and employment matters. In addition, government agencies and self regulatory organizations conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, compliance, accounting and operational matters, that can result in censure, fine, the issuance of cease and desist orders or the suspension or expulsion of a broker dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings,

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2017
(dollars in thousands)

individually or in the aggregate, the resolution of which would have a material effect on the Company.

9. REGULATORY REQUIREMENTS

Under the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) Alternative Standard under Section (a)(1)(ii), the minimum net capital requirement is $250. At December 31, 2017, the Company had net capital of $29,259, which was $29,009 in excess of its required net capital.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt under Section (k)(2)(ii) of SEC Rule 15c3-3.

10. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events through the date of issuance of the financial statements requiring recognition or disclosure in the financial statements other than as follows:

On January 31, 2018 and February 27, 2018 the Company made distributions to Group LP in the amount of $12,000 and $67,500, respectively.